

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 23, 2009

By U.S. Mail and facsimile(386) 258-1677

Mr. Timothy L. Kuker
President and Chief Executive Officer
Lincoln Floorplanning Co., Inc.
1326 South Ridgewood Avenue, Suite 8B
Daytona Beach, FL 32114

>   **Re: Lincoln Floorplanning Co., Inc.**
>   **Form 10-12G**
>   **Filed April 23, 2009**
>   **File No. 000-53637**

Dear Mr. Kuker:

        We have completed our legal review of your Form 10 and related filings and have
no further comments at this time.

                                                    Sincerely,

                                                    Eric Envall
                                                    Staff Attorney

cc: Richard R. Cook
          P.O. Box 1929
          DeLand, FL 32721